                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                            ALBERTO-CULVER COMPANY
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                               (Name of Issuer)


                CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                   013068101
                   -----------------------------------------
                                (CUSIP Number)


Marshall E. Eisenberg                               Carol L. Bernick
NEAL GERBER & EISENBERG                             2525 Armitage Avenue
Two North LaSalle Street, Suite 2200                Melrose Park, IL 60160
Chicago, Illinois  60602                            (708) 450-3051
(312) 269-8000

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 17, 1999
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages
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  CUSIP NO. 013068101                 13D                  Page 2 of 8 Pages
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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CAROL L. BERNICK

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4    NOT APPLICABLE

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    U.S. CITIZEN

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                          SOLE VOTING POWER
                     7
     NUMBER OF            4,632,907

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          852,600
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,632,907

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          852,600

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,485,507

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12 Excluded are 600,000 Class B shares held directly by Bernick's spouse; 43,960 Class B shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,337 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares.
                                                                          [X]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.64%
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      TYPE OF REPORTING PERSON*
14
      IN
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*SEE INSTRUCTIONS

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  CUSIP NO. 013068101                 13D                  Page 3 of 8 Pages
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CLB GRAT, u/a/d 9/15/93

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    NOT APPLICABLE

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    ILLINOIS TRUST

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,946,354

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,946,354

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,946,354

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      NOT APPLICABLE                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    5.91%

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      TYPE OF REPORTING PERSON*
14    00

------------------------------------------------------------------------------
*SEE INSTRUCTIONS

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  CUSIP NO. 013068101                 13D                  Page 4 of 8 Pages
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      KSL PROPERTY TRUST II, u/a/d 10/31/98

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    NOT APPLICABLE

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    ILLINOIS TRUST

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,993,817

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,993,817

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,993,817

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      NOT APPLICABLE                                                    [X]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    6.05%

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      TYPE OF REPORTING PERSON*
14    00

------------------------------------------------------------------------------
*SEE INSTRUCTIONS

-------------------                                          -----------------
CUSIP NO. 013068101                  13D                     Page 5 of 8 Pages
-------------------                                          -----------------


Item 1. Security and Issuer.

     Title of Class of Securities:    Class B Common Stock, $.22 par value
                                      per share ("shares" or "Class B shares")

     Name and Address of Issuer:      Alberto-Culver Company (the "Company")
                                      2525 Armitage Avenue
                                      Melrose Park, IL  60160


Item 2. Identity and Background.

  (a) Name of Person Filing:          (1) Carol L. Bernick ("Bernick")
                                      (2) CLB GRAT, u/a/d 9/15/93 (the "CLB
                                          Trust")
                                      (3) KSL Property Trust II, u/a/d 10/31/98
                                          (the "Property Trust")

  (b) Address:                        c/o Carol L. Bernick
                                      2525 Armitage Avenue
                                      Melrose Park, IL  60160

  (c) Principal Business:             (1) Bernick, an individual, is a Director
                                          and Vice Chairman, President Alberto-
                                          Culver North America, a division of
                                          the Company, and Assistant Secretary
                                          of the Company.
                                      (2) Trust Administration.
                                      (3) Trust Administration.

  (d) Prior Criminal Convictions:     None

  (e) Prior Civil Proceedings With
      Respect to Federal or State
      Securities Laws:               None

  (f) Citizenship/Organization:      (1)  U.S. Citizen
                                     (2)  Illinois Trust
                                     (3)  Illinois Trust


Item 3.   Source and Amount of Funds or Other Consideration.

     On December 17, 1999, the CLB Trust, of which Bernick is co-trustee, transferred 48,000 Class B Shares to Bernick. On that same day, Bernick transferred 32,000 Class B shares to the Howard and Carol Bernick Family Foundation and 16,000 Class B shares to the Carol and Howard Bernick Supporting Foundation.


Item 4.   Purpose of Transaction.

     The transfer of securities was undertaken solely in connection with Bernick family estate planning matters. The transfer was not undertaken for purposes of effecting any of the actions listed in this item.

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CUSIP NO. 013068101                 13D                      Page 6 of 8 Pages
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Item 5.   Interest in Securities of the Issuer.

     (a)  (i)   Amount of Class B Shares Beneficially Owned: 5,485,507 shares total: 316,248 shares held as trustee of the Carol L. Bernick
                Revocable Trust, u/a/d 4/23/93 (the "Revocable Trust");
                1,946,354 shares held as co-trustee of the CLB Trust; 1,993,817 shares held as trustee of the Property Trust; 32,000 shares held by the Howard and Carol Bernick Family Foundation (a charitable foundation of which Bernick is the President and a Director);
                222,527 shares held as trustee of a trust for the benefit of Bernick's nephew (the "Nephew Trust"); 100,000 shares as trustee of the Lavin Survivorship Insurance Trust 2 (the "Lavin
                Survivorship Trust"); 300,600 shares held as co-trustee of a trust for Bernick's benefit; 45,768 shares as trustee of a trust for the benefit of Bernick's son (the "Son Trust"); 520,000 shares held by Lavin Family Foundation (a charitable foundation of which Bernick is a Director and Vice President); and 8,193 shares held as a participant in the Alberto-Culver Employees'
                Profit Sharing Plan.

          (ii)  Percentage of Class B Shares Beneficially Owned: 16.64% total:
                .96% as trustee of the Revocable Trust; 5.91% as co-trustee of the CLB Trust; 6.05% as trustee of the Property Trust; .10% as a Director and the President of the Howard and Carol Bernick Family Foundation; .68% as trustee of the Nephew Trust; .30% as trustee of the Lavin Survivorship Trust; .91% as co-trustee of a trust for Bernick's benefit; .14% as trustee of the Son Trust; 1.58% as a Director and Vice President of Lavin Family Foundation; and .02% as a participant in the Alberto-Culver Employees' Profit Sharing Plan (based upon 32,957,471 Class B shares outstanding as of December 1, 1999).

     (b) Number of Class B Shares as to Which Bernick, CLB Trust, and Property Trust Have:



                                        Bernick        CLB Trust    Property Trust
                                      -----------      ---------    --------------

     (i)   Sole power to vote:          4,632,907       1,946,354       1,993,817
     (ii)  Shared power to vote:          852,600/1/           0               0
     (iii) Sole power to dispose:       4,632,907       1,946,354       1,993,817
     (iv)  Shared power to dispose:       852,600/1/           0               0

    /1/ Bernick shares the power to vote and dispose of the 520,000 shares held by Lavin Family Foundation with Mr. Lavin and Mrs. Lavin. Bernick shares the power to vote and dispose of 32,000 shares held by the Howard and Carol Bernick Family Foundation with Mr. Bernick. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 300,600 shares held by such trust with Mrs. Lavin.

          Certain information regarding Mr. Lavin, Mrs. Lavin and Mr. Bernick is presented below:


          (i)     Name of Person:      (1)      Leonard H. Lavin
                                       (2)      Bernice E. Lavin
                                       (3)      Howard B. Bernick

          (ii)    Address:             (1),(2), 2525 Armitage Avenue
                                       and (3)  Melrose Park, Illinois  60160

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CUSIP NO. 013068101                13D                      Page 7 of 8 Pages
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          (iii)   Principal
                  Business:            (1)   Leonard H. Lavin, an individual, is
                                             a Director and the Chairman of the
                                             Company

                                       (2)   Bernice E. Lavin, an individual, is
                                             a Director and the Vice Chairman,
                                             Secretary and Treasurer of the
                                             Company

                                       (3)   Howard B. Bernick, an individual,
                                             is a Director and the President and
                                             Chief Executive Officer of the
                                             Company


          (iv)    Prior Criminal
                  Convictions:         None.

          (v)     Prior Civil
                  Proceedings With
                  Respect to Federal
                  or State Securities
                  Laws:               None.

          (vi)    Citizen/
                  Organization:       U.S. Citizen.

     The foregoing does not reflect (i) options to purchase 134,844 shares of Class A common stock of the Company ("Class A shares") owned by Bernick directly and (ii) 100,200, 175,436, 449,378, and 41,040 Class A shares owned by Bernick and Mrs. Lavin as co-trustees of a trust for Bernick's benefit, Bernick as trustee of the Revocable Trust, the Lavin Family Foundation, and as trustee of the Son Trust, respectively. Also excluded are 600,000 Class B shares and 836,100 Class A shares (includes options to purchase 296,100 Class A shares) held directly by Bernick's spouse; 45,000 Class A shares held by the Howard and Carol Bernick Family Foundation; 5,100 Class A shares and 43,960 Class B shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,337 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of the shares held by her spouse and they are not included above.

     (c) None, except as reported in Item 3 above.

     (d)  None.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

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CUSIP NO. 013068101                  13D                       Page 8 of 8 Pages
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Item 7.   Material to be Filed as Exhibits.

          None.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2000



Signature:   /s/ Carol L. Bernick
            -----------------------------------------

Name/Title:  Carol L. Bernick, Individually, as
             co-trustee of the CLB Trust, as
             trustee of the Property  Trust, and
             as trustee or co-trustee of various
             trusts for her benefit, the benefit
             of her son, the benefit of her nephew
             or the benefit of her sister.